Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858 www.KilpatrickStockton.com

August 22, 2008	direct dial 202 508 5881 direct fax 202 585 0051 SKehoe@KilpatrickStockton.com

Celeste Murphy
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F. Street, NE
Mail Stop 4561
Washington, DC 20549

Re:	Gouverneur Bancorp, Inc.
Schedule 13E-3 and Preliminary Proxy Statement
Filed July 2, 2008
File No. 005-56063 and 001-14910

Dear Ms. Murphy:

          On behalf of Gouverneur Bancorp, Inc. (the “Company”), enclosed for filing is Amendment No. 1 to Schedule 13E-3 (“Amendment No. 1”). This Amendment No. 1 is being filed concurrently with a definitive proxy statement (“Proxy Statement”) filed by the Company pursuant to Regulation 14A of under the Securities Exchange Act of 1934, as amended.

          Amendment No. 1 is filed in response to the staff’s comments received via telephone on July 31, 2008. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the Proxy Statement has been revised in response to such comments.

Comment No. 1

          Disclose that there is a limited trading market for the stock in the summary and elsewhere where you disclose that a stockholder can buy more stock if he does not want to be cashed out.

Response to Comment No. 1

          The requested revisions have been made. See pages 4, 7 and 20.

Celeste Murphy
August 22, 2008

Comment No. 2

          Since the board is adopting Keller’s fairness opinion, disclose that the board adopted Keller’s factors when the board determined that the price was fair.

Response to Comment No. 2

          The requested revisions have been made. See pages 4, 14, 17 and 22.

Comment No. 3

          Page 23 – Under “Effects of the Split Transaction on Affiliates” – Disclose whether there are any NOL’s that the continuing company will be able to take advantage of.

Response to Comment No. 3

          As discuss, as of June 30, 2008 the Company has no NOL’s and no disclosure is necessary.

Comment No. 4

          Dissenter’s rights – In addition to OTS requirements disclose what state law provides on the subject.

Response to Comment No. 4

          As discussed with Gary Bronstein, the Company is a federally chartered entity and is not incorporated in any state. As a result, the Company is not subject to state law regarding dissenters’ rights.

* * * * *

          If you have any questions concerning this submission, please contact the undersigned.

Very truly yours,

/s/ Sean P. Kehoe

Sean P. Kehoe

Enclosures

cc:	Richard F. Bennett, President and Chief Executive Officer Gary R. Bronstein, Esq.